BioMed Realty Trust, Inc.
17140 Bernardo Center Drive, Suite 222
San Diego, California 92128
Phone: (858) 485-9840
Facsimile: (858) 485-9843
November 19, 2007
VIA EDGAR
Jessica Barberich
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BioMed Realty Trust, Inc.
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007
File No. 1-32261
Dear Ms. Barberich:
BioMed Realty Trust, Inc. (“BioMed” or the “Company”) is in receipt of the Staff’s letter dated October 31, 2007 regarding the above-referenced filings. We are responding to the Staff’s comments as set forth below. Our responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and our response for each item below.
Form 10-Q for the period ended June 30, 2007
Funds from Operations, page 28
1.	Please tell us how you considered funds from operations related to the minority interests in consolidated joint ventures in your calculation of funds from operations applicable to common shares and partnership units.
BioMed Response: The Company reports minority interests in its operating partnership and minority interests in consolidated partnerships. The line item “Minority interests in consolidated partnerships” represents minority interests in limited partnerships and limited liability companies that are consolidated in the Company’s financial statements.
The Company historically has not reflected an adjustment in its calculation of funds from operations (“FFO”) to eliminate the minority interests’ share of adjustments (which presently comprises only depreciation) to convert net income to FFO, as such an adjustment would not have had a material effect on reported FFO. Had the Company included the effects of the minority interests’ share of depreciation in its calculation of FFO, the amount of FFO reported for the year ended December 31, 2006 and for the nine months ended September 30, 2007 would have decreased by $400,000 and $279,000, respectively, or less than 0.4% of reported FFO for each period. As a result of rounding, FFO available to common shares and partnership and LTIP units per share for each period would have been lower by approximately $0.01.
In future filings, the Company will revise its calculation of FFO to eliminate the minority interests’ share of adjustments to convert net income to FFO.

Jessica Barberich
November 19, 2007

2.	To the extent that you choose to present a measure of “funds from operations applicable to common shares and partnership units,” revise your description of the measure and disclose why it is useful to investors in future filings. Please include your proposed revisions in your response to us.
BioMed Response: As discussed with you on November 13, 2007, the Company will revise its presentation of FFO in future filings to clarify within the introductory explanation as well as the accompanying table that the Company calculates FFO “available to common shares and partnership and LTIP units.”
The Company currently provides disclosure in the introductory paragraph explaining (i) how FFO is used by investors and (ii) that it provides an operating performance measure that, when compared year-over-year, reflects the impact on operations of trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. The Company believes that these disclosures (when combined with the clarification of the Company’s calculation of FFO noted above) will appropriately disclose why FFO available to common shares and partnership and LTIP units is useful to the Company’s securities analysts, investors and other interested parties in their evaluation of the Company.
Off Balance Sheet Arrangements, page 30
3.	You disclose that as of June 30, 2007 you had investments in two limited liability companies with Prudential Real Estate Investors (PREI), which own a portfolio of properties primarily located in Boston. You also disclose that PREI II LLC is a variable interest entity as defined by FIN 46R; however, you determined that you are not the primary beneficiary since PREI will bear the majority of any losses incurred. Please further tell us if you have any agreements with PREI that restrict you or PREI from selling, transferring, or encumbering your interests in the entity without the prior approval of the other partner. If so, please provide us with your primary beneficiary analysis.
BioMed Response: The Company’s evaluation of the investment in the PREI limited liability companies under FIN 46R considered the impact of paragraph 16(d) of FIN 46R, which states:
The following are considered to be de facto agents of an enterprise: (d) A party that has (1) an agreement that it cannot sell, transfer, or encumber its interest in the entity without the prior approval of the enterprise or (2) a close business relationship like the relationship between a professional service provider and one of its significant clients. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interest in a variable interest entity through the sale, transfer, or encumbrance of those interests.
The operating agreement for PREI II LLC does not restrict either BioMed or PREI from selling its interest in PREI II LLC without the approval of the other member. Upon receipt by one member (Responding Member) of an intention to sell by the other member (Initiating Member), the Responding Member may (i) offer no objection to the proposed sale, (ii) notify the Initiating Member of its desire to exercise a right of first refusal provided under the terms of the operating agreement, or (iii) notify the Initiating Member that it objects to the proposed buyer becoming a member in the entity. If the Initiating Member receives notice that the Responding Member objects to the proposed sale of the ownership interest, the Initiating Member may in turn (i) reject the proposed offer or (ii) proceed with the proposed sale, in which case the Responding Member shall have the option of dissolving the entity within 30 days after the consummation of the sale.
The Initiating Member may only consider an offer from an “acceptable person,” as defined in the operating agreement, and the offer must meet certain conditions, which are customary protective provisions (such as compliance with laws) that do not constrain either party’s ability to manage the economic risks or realize the economic rewards from their interests. Accordingly, the Company determined that PREI should not be considered a de facto agent under the provisions of paragraph 16(d) of FIN 46R and that the Company was not required to consider the ownership interests of PREI as its own interests in the FIN 46R analysis pursuant to paragraph 17.
4.	You also disclose that PREI I LLC does not qualify as a variable interest entity as defined in FIN 46R. However, you also disclose that the amount of cash flow distributions that you may receive from the entity

Jessica Barberich
November 19, 2007

may be more or less based on the nature of the circumstances underlying the cash flow events. Thus, it appears to us that the voting rights of some investors may not be proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both. In this regard, please tell us how you evaluated this entity under paragraph 5(c) of FIN 46R in order to determine it was not a VIE.
BioMed Response: The Company’s evaluation of the investment in the PREI limited liability companies, pursuant to FIN 46R, considered the impact of paragraph 5(c) of FIN 46R, which states the following:
The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected returns related to all of that party’s interests in the entity and not only to its equity investment at risk.
The Company concluded that the voting rights of the members of PREI I LLC may not be proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns, or both. For example, PREI contributed 80% of the initial equity in the PREI limited liability companies, with such equity exposed to expected losses. However, the participating rights of each member result in PREI effectively holding approximately 50% of the voting control.
The primary operations of PREI I LLC are to acquire, develop and operate office and laboratory space occupied by companies in the biomedical and life science industry, consistent with the operations of the Company (as managing member of PREI I LLC and as a REIT that specializes in leasing to the life science industry). PREI will not be a lessee in any of the properties and the income allocations are such that, although PREI will likely receive a majority of the cash flow distributions, the Company would also receive a material share of such distributions. Accordingly, although PREI holds a disproportionately lower share of voting rights in PREI I LLC relative to its equity contribution, substantially all of PREI I LLC’s activities are not conducted on behalf of PREI.
Based on the foregoing evaluation, the Company concluded that PREI I LLC was not a VIE.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
BioMed Response: In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from BioMed acknowledging the foregoing.
***

Jessica Barberich
November 19, 2007

Please direct any comments or questions regarding the foregoing to the undersigned at (858) 485-9840. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ ALAN D. GOLD

Alan D. Gold Chairman, President and Chief Executive Officer

cc:	Kent Griffin, BioMed Realty Trust, Inc.
Greg Lubushkin, BioMed Realty Trust, Inc.
Jonathan P. Klassen, BioMed Realty Trust, Inc.
Craig M. Garner, Latham & Watkins LLP
Lionel Deschamps, KPMG LLP

ANNEX A
Company Certification
Pursuant to the Staff’s letter dated October 31, 2007 to BioMed Realty Trust, Inc. (the “Company”) with respect to the Company’s Form 10-K for the year ended December 31, 2006 and Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: November 19, 2007

/s/ ALAN D. GOLD
Alan D. Gold
Chief Executive Officer

/s/ KENT GRIFFIN
Kent Griffin
Chief Financial Officer